

May 31, 2011

<u>Via Facsimile and U.S. Mail</u>
Mr. James Gilbertson
Chief Financial Officer
Granite City Food & Brewery, Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, MN 55416

> Re: **Granite City Food & Brewery, Ltd.**
> **Schedule TO-I**
> **Filed on May 25, 2011**
> **File No. 005-59089**

Dear Mr. Gilbertson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO</u>

<u>Offer to Exchange</u>

<u>Withdrawal rights and change of election, page 23</u>

1. We note statements throughout the Offer to Exchange that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and your determination will be "final and binding." Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose

that security holders may challenge your determinations.

Conditions to the Offer, page 25

2.   Please refer to the last paragraph of this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly. Your disclosure states that optionholders will be informed of the waiver of a condition "as soon as administratively possible." Please confirm your understanding that you must inform optionholders promptly, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Extension of Offer; termination; amendment, page 35

3.   Please refer to the language in the second paragraph of this section. Please note that you may not terminate or amend an offer by giving only oral notice to optionholders. Please clarify your disclosure accordingly. Further, although you indicate you will make a public announcement of changes to the offer, we remind you that a bidder should generally disseminate changes to the offer in the same manner as it disseminated the original offer. Please see generally, Rule 13e-4(e) and Release 34-43069 at Section II. C.

4.   We note disclosure on page 10 regarding the tax consequences associated with an extension of the offer period to 30 days or more. Please confirm that an extension of the offer will be preceded by notification to optionholders, which advises holders of the specific tax consequences applicable to even those options not tendered that would be triggered by any extension of the offer.

Financial Statements, page 37

5.   Please revise the Offer to Exchange to include all of the summary financial information as required by Item 1010 (c) of Regulation M-A. Please refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for further guidance.

*   *   *

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Via facsimile 612-977-8650
Avron L. Gordon, Esq.
Briggs & Morgan, Professional Association